

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

October 14, 2008

Mr. Clayton C. Daley, Jr.
The Procter & Gamble Company
One Procter & Gamble Plaza
Cincinnati, Ohio 45202

> **RE:** **The Procter & Gamble Company**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed August 29, 2008**
> **File #1-434**

Dear Mr. Daley:

We have completed our review of your Definitive Proxy Statement on Schedule 14A and related filings and have no further comments at this time.

If you have any questions regarding these comments, please direct them to Era Anagnosti, Staff Attorney, at (202) 551-3369, Jennifer Hardy, Legal Branch Chief, at (202) 551-3767 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief